K&L GATES LLP ONE CONGRESS STREET SUITE 2900 BOSTON, MA 02114 T +1 617 261 3100 F +1 617 261 3175 klgates.com
Cal J. Gilmartin (617) 951-9103 (phone) cal.gilmartin@klgates.com

 January 2, 2024

VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:  David P. Mathews

Re:	Evanston Alternative Opportunities Fund — File Nos. 333-266368 and 811-22904 Proxy Statement on Schedule 14A
Dear Mr. Mathews:
On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received by telephone on December 21, 2023, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the preliminary proxy statement on Schedule 14A of the Fund filed on December 15, 2023 (the “Proxy Statement”). We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding. Where a response provides revised Proxy Statement language, additions are bolded and underlined and deletions are bolded and struck. Where applicable, the Fund will make conforming changes in each place where similar language appears. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement.
GENERAL COMMENTS
a. The Fund must file its responses on EDGAR in correspondence prior to or concurrent with filing the definitive Proxy Statement.
b. Where a comment is made in one section, such comment should be addressed in all other sections where it applies in the Proxy Statement.
Response —The Fund will comply as requested.
PROXY STATEMENT
1.
Comment — In correspondence, please further describe and quantify the amount of Fund expenses voluntarily absorbed by ECM currently that will not be absorbed by NSI following closing of the Proposed Transition. Also describe the costs for engaging a chief compliance officer that post-

David P. Mathews Division of Investment Management U.S. Securities and Exchange Commission January 2, 2024 Page 2

closing will become a Fund expense, and describe how the Board nevertheless determined that there would be no material impact to overall operating expenses of the Fund.
Response — Supplementally, the Fund notes that the primary compliance costs voluntarily absorbed by ECM relate to compensation of ECM employees who serve compliance functions, including in particular the Fund’s Chief Compliance Officer (the “CCO”). These personnel perform multiple functions across ECM’s business, do not work exclusively on the Fund, and have historically been compensated by ECM as employees of ECM without such costs being charged to the Fund. As a result, ECM has not historically tracked itemized compliance costs of the Fund as separate from the overall compliance functions for the rest of ECM’s business. However, ECM believes a reasonable estimate of the amount of Fund compliance costs voluntarily absorbed by ECM annually is approximately $75,000. The Fund also notes that, under the Current Advisory Agreement, ECM would be permitted to engage an external CCO, such as Ultimus Fund Solutions, LLC and its affiliates (collectively, “Ultimus”), with such compliance costs, including CCO compensation, being charged directly to the Fund. However, as the current CCO and other personnel providing compliance support are employees of ECM, ECM currently pays these costs rather than charging them to the Fund.
Following the Proposed Transition, it is anticipated that the Fund will share, to some extent, fixed and variable overhead expenses as part of a “shared” operational and governance structure with twelve other mutual funds currently advised by NSI. NSI anticipates that the Fund’s allocated share of these administrative and compliance costs after engaging Ultimus will result in an overall decrease in the total operating expenses of the Fund even after accounting for certain compliance costs being paid directly by the Fund and no longer absorbed by ECM.
As discussed in the Proxy Statement, the Board considered a number of factors in determining to approve the New Advisory Agreement and New Sub-Advisory Agreement, without any one factor being dispositive, including the expenses proposed to be borne by NSI, NSI’s continuation and extension of the Fund’s expense limitation agreement until January 1, 2026, and that NSI does not anticipate that overall operating costs borne by shareholders will increase as a result of the Proposed Transition. The Board considered that, in the aggregate, while certain Fund expenses such as compliance costs would increase, it was anticipated that overall operating expenses would decrease as a result of the shared operational and governance structure with other mutual funds advised by NSI as described above.

2.
Comment — In the answer to the question “Why, and for what reasons, are shareholders being asked to vote on the Proposals?” please briefly disclose the underlying facts that led to the Board’s belief that the changes would enable the Fund to achieve potential cost savings and other benefits.

Response — In response to the Staff’s comment, the Fund will amend the disclosure as follows:

David P. Mathews Division of Investment Management U.S. Securities and Exchange Commission January 2, 2024 Page 3
ECM currently serves as the investment adviser to the Fund under an investment advisory agreement between the Fund and ECM (the “Current Advisory Agreement”). The Board has determined that it would be in the best interests of the Fund and its shareholders if NSI were to become the investment adviser to the Fund, with ECM continuing to provide portfolio management services to the Fund as the Fund’s sub-adviser. The Board has also determined that it would be in the best interests of the Fund and its shareholders if the Proposed Trustees replaced the Current Trustees. If the Proposed Transition is consummated, it is anticipated that Ultimus Fund Solutions, LLC and its affiliates (collectively, “Ultimus”) will be engaged by the Fund to provide certain administrator, transfer agent, fund accountant and compliance services, including providing an experienced Chief Compliance Officer for the Fund. In addition, if the Proposed Transition is consummated, it is anticipated that the Fund will share, to some extent, fixed and variable overhead expenses as part of a “shared” operational and governance structure with twelve other mutual funds currently advised by NSI. It is anticipated that the nature and quality of the services the Fund receives will not be diminished as a result of any service provider changes. The Board believes these changes in the current operational and governance structure of the Fund would enable the Fund to achieve potential initial and future cost savings and other benefits~~, including shared governance with the NSI Board~~. It would also enable the Fund to be marketed together with other registered investment funds advised by NSI, with the potential for enhanced growth for the Fund.

3.
Comment — In the answer to the question “Why, and for what reasons, are shareholders being asked to vote on the Proposals?” please address in the disclosure the reasons for the contemplated change of administrator and whether administration fees and service levels are expected to be improved or substantially equivalent. Also disclose whether any other Fund service providers are anticipated to change as a result of the Proposed Changes.

Response — Please refer to the response to Comment 2 above.

4.
Comment — In the answer to the question “Are there any material differences between the Current Advisory Agreement and the New Advisory Agreement?” please briefly describe in the disclosure the nature of the additional services NSI will provide under the New Advisory Agreement that ECM does not currently provide and include a cross-reference to the more detailed disclosure of such additional services that appears later in the Proxy Statement.

Response — In response to the Staff’s comment, the Fund will amend the disclosure as follows:

David P. Mathews Division of Investment Management U.S. Securities and Exchange Commission January 2, 2024 Page 4
No. The New Advisory Agreement has terms which are substantially the same as the Current Advisory Agreement, including the advisory fee rate. ~~NSI does not anticipate that overall operating costs borne by shareholders will increase as a result of the Proposed Transition.~~ NSI has also agreed to continue the expense limitation agreement agreed to by ECM which is currently in effect, and extend it until January 1, 2026. ECM historically has voluntarily absorbed certain limited expenses on behalf of the Fund, including particular compliance costs, which voluntary practice will not be continued by NSI following the closing of the Proposed Transition. As discussed above, following the Proposed Transition, it is anticipated that the Fund will share, to some extent, fixed and variable overhead expenses as part of a “shared” operational and governance structure with twelve other mutual funds currently advised by NSI. NSI expects that this operational and governance structure change will result in an overall decrease in the total operating expenses of the Fund even after accounting for certain compliance costs being paid directly by the Fund and no longer absorbed by ECM. In addition, the New Advisory Agreement also provides for certain additional non-advisory administrative-related services to be provided by NSI, which are not expressly provided for under the Current Advisory Agreement. The administrative-related services to be provided include, among others, coordinating and supervising all aspects of the Fund’s operations, including required filings, shareholder communications, the pricing process, Board meetings, compliance with Fund policies and procedures and the Fund’s code of ethics, budgeting and payment of Fund expenses, implementing and maintaining a business continuation and disaster recovery program for the Fund, and performing due diligence on the Fund’s third-party service providers and negotiating service agreements with those third-parties.
More information comparing the Current Advisory Agreement and the New Advisory Agreement, including additional detail relating to the additional non-advisory administrative-related services to be provided by NSI, can be found under Proposal 1 – Comparison of the Current Advisory Agreement and the New Advisory Agreement.

5.
Comment — Under “Quorum; Adjournment; Required Vote,” please provide disclosure regarding dissenters right of appraisal as required by Item 3 of Schedule 14A, if applicable, or, if not applicable under state law or otherwise, please state so in the disclosure.

Response — The Fund notes the below disclosure appears in the Proxy Statement under “Additional Information.” In response to the Staff’s comment, the Fund will restate this disclosure in the noted section.
Shareholders are not entitled to any rights of appraisal or similar rights of dissenters with respect to the Proposals.

6.
Comment — Please disclose, if applicable, whether NSI acts as adviser to any other funds having similar investment objectives and strategies as the Fund, and, if any, identify those funds, their assets under management and advisory fee rates. If not applicable, please confirm in correspondence.

David P. Mathews Division of Investment Management U.S. Securities and Exchange Commission January 2, 2024 Page 5
Response — Supplementally, the Fund confirms that NSI does not act as adviser to any other funds having similar investment objectives and strategies as the Fund.

7.
Comment — Under “Comparison of the Current Advisory Agreement and the New Advisory Agreement - Advisory Fees and Expense Limitations,” please disclose the aggregate amount of advisory fee or other compensation paid to ECM as the current investment adviser to the Fund or to any affiliate of ECM during the Fund’s last fiscal year.

Response — In response to the Staff’s comment, the Fund will amend the disclosure as follows.
Under the Current Advisory Agreement, the Fund pays ECM quarterly in arrears a fee (the “Management Fee”), calculated at the annual rate of 1.00% of the aggregate value of its outstanding shares determined as of the last calendar day of each month (before any repurchases of shares and prior to the Management Fee being calculated). For the fiscal year ended March 31, 2023, ECM was paid $1,094,194 as compensation under the Current Advisory Agreement.

8.
Comment — Under “Comparison of the Current Advisory Agreement and the New Advisory Agreement - Advisory Fees and Expense Limitations,” please clarify in disclosure whether, once ECM becomes sub-adviser, it will remain entitled to recoup advisory fees waived prior to the closing of the Proposed Transition. If it will remain entitled, describe the mechanics of such recoupment payments and the Board’s consideration of such recoupment in its analysis of whether to approve the New Advisory Agreement and New Sub-Advisory Agreement.

Response — In response to the Staff’s comment, the Fund will amend the disclosure as follows:
ECM has contractually agreed to limit the total annualized operating expenses of the Fund (excluding any borrowing and investment-related costs and fees, taxes, extraordinary expenses and the fees and expenses of underlying portfolio funds in which the Fund invests) to 1.50% with respect to the Class I Shares and 2.25% with respect to the Class A Shares. In addition, ECM is permitted to recover fees and expenses it has waived or borne pursuant to the expense limitation agreement from the applicable class or classes of Shares (whether through reduction of its Management Fee or otherwise) in later periods to the extent that the Fund’s expenses with respect to the applicable class of shares fall below the annual rate of 1.50% with respect to Class I Shares or 2.25% with respect to Class A Shares (the “Expense Limitation Agreement”). The Fund, however, is not obligated to pay any such amount more than three years after the end of the fiscal year in which ECM deferred a fee or reimbursed an expense. Any such recovery by ECM will not cause the Fund to exceed the annual limitation rate set forth above or otherwise in effect at the time of

David P. Mathews
Division of Investment Management
U.S. Securities and Exchange Commission
January 2, 2024

recovery. If the Proposed Transition is consummated, ECM will continue to be entitled to recover fees and expenses it has waived or borne pursuant to the expense limitation agreement prior to the closing of the Proposed Transition under the same terms as described above. Any such recovered fees and expenses shall be payable solely to ECM, and to the extent NSI receives any such recovered fees and expenses it shall cause such amounts to be transferred to ECM pursuant to the Expense Limitation Agreement. As part of the determinations to approve the New Advisory Agreement and New Sub-Advisory Agreement, the Board considered that it would be ECM that would remain solely responsible for implementing the Fund’s investment program and that ECM’s existing rights to recover fees and expenses it has waived or borne pursuant to the expense limitation agreement prior to the closing of the Proposed Transition would continue without change following the Proposed Transition being consummated, consistent with the terms of the current Expense Limitation Agreement under which the Fund has benefited from waivers and reimbursements made by ECM during the relevant three-year period for recovery.

9.
Comment — With respect to the disclosure under “Trustee Actions, Considerations, and Recommendations,” please explain in correspondence how the board determined that ECM acting as sub-adviser going forward to the same Fund for which it currently acts as adviser would enhance its lineup of managed investment products, increase its assets under management, and generate increased revenue.

Response — In response to the Staff’s comment, the Fund will amend the disclosure as follows:
The Board also reviewed information prepared by ECM concerning any profits which may be realized by it serving as sub-adviser to the Fund. The Board noted that ECM is responsible for all salaries and employee benefit expenses of its employees and any of its affiliates involved in the management and conduct of the Fund’s business and affairs and related overhead (including rent and other similar items). As such, the Fund will not be responsible for these expenses. In evaluating the potential profitability of ECM with respect to the Fund, the Board took into account the expenses to be borne by ECM, the expense limitation agreement as it applies to ECM, and ECM’s resources to be utilized in managing the Fund, and that~~. Although the Board acknowledged that the Fund will enhance the line of investment products managed by ECM and therefore ECM’s management of the Fund may increase the amount of assets managed and revenue generated by ECM, based on the profits realized by ECM,~~ ECM does not expect to receive any significant indirect benefits from acting as sub-adviser for the Fund.
* * * * *

David P. Mathews
Division of Investment Management
U.S. Securities and Exchange Commission
January 2, 2024

The Fund intends to file a definitive form of the Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9103.
Sincerely,
/s/ Cal J. Gilmartin
Cal J. Gilmartin
cc:	Scott Zimmerman, Secretary and Chief Legal Officer of the Fund